                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                  FORM 12b-25

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             NOTIFICATION OF LATE FILING            SEC FILE NUMBER
                                                        0-9503
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                    (Check One):                     CUSIP NUMBER
                                                      253867 30 3
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[ ] Form 10-K and Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q and
    Form 10-QSB [ ] Form N-SAR

       For Period Ended: September 30, 1996
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       [ ] Transition Report on Form 10-K
       [ ] Transition Report on Form 20-K
       [ ] Transition Report on Form 11-K
       [ ] Transition Report on Form 10-Q
       [ ] Transition Report on Form N-SAR
       For the Transition Period Ended:
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable.

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PART I --- REGISTRANT INFORMATION

Digital Products Corporation
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Full Name of Registrant


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Former Name if Applicable

1498 N.W. 3rd Street
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Address of Principal Executive Office (Street and Number)

Deerfield Beach, Florida 33442
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City, State and Zip Code
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PART II --- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b)   The subject annual report, semi-annual report, transition report
[ ] on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III---NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company's most recent fiscal quarter ended September 30, 1996, and the Company is required to file its Form 10-Q with respect to such fiscal quarter on or before November 14, 1996. The Company has been unable to complete its Form 10-Q for such fiscal quarter because of delays in completing the preparation of its unaudited financial statements as of and for the quarter ending on September 30, 1996, which comprise Part I of its Form 10-Q. Such delays are primarily due to additional time required to complete the Company's audit for the year ended March 31, 1996 and unaudited financial statements for the quarter ended September 30, 1996. These delays could not be eliminated without unreasonable effort and expense.

Since the Company cannot complete its financial statements for Part I, it also cannot complete the narrative portions comprising Part II of its Form 10-Q.


PART IV---OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification.

                 Jeffrey A. Stoops, Esq.               (561) 650-0539
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                        (Name)                  (Area Code)(Telephone Number)
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  (2)  Have all other periodic reports required under
       section 13 or 15(d) of the Securities Exchange
       Act of 1934 or section 30 of the Investment Company
       Act of 1940 during the preceding 12 months or for      [ ] Yes  [X] No
       such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

       Form 10-K for the year ended March 31, 1996
       Form 10-Q for the quarter ended June 30, 1996

  (3)  Is it anticipated that any significant change in
       results of operations from the corresponding period    [X] Yes  [ ] No
       for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       The Company had a net loss of $371,080 for the three months ended September 30, 1995, and expects to report a significant net loss for the corresponding three months ended September 30, 1996 of approximately $160,000. This net loss was primarily attributable to a reduction in sales.
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The registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                    DIGITAL PRODUCTS CORPORATION


Date: November 14, 1996             By: /s/Robert I. Chalnick
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                                           Robert I. Chalnick,
                                           Vice President